UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

KSW, INC.

(Name of Subject Company)

KOOL ACQUISITION CORPORATION

(Offeror)

KOOL ACQUISITION LLC

THE RELATED COMPANIES, L.P.

(Direct and Indirect Parents of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

48268R106

(CUSIP Number of Class of Securities)

Richard O’Toole

Executive Vice President

Kool Acquisition LLC

c/o The Related Companies, L.P.

60 Columbus Circle

New York, NY 10023

Telephone: (212) 801-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan Klein

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Telephone: (212) 335-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$32,106,033.90	$3,680.20

* Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $5.00 cash per share (i) all 6,386,633 outstanding shares of common stock, par value $0.01 per share, of KSW, Inc.; and (ii) 134,001 shares of common stock, par value $0.01 per share, of KSW, Inc., issuable pursuant to outstanding options with an exercise price less than $5.00 per share, which is calculated by multiplying the number of shares underlying an outstanding option with an exercise price less than $5.00 by an amount equal to $5.00 minus the exercise price for such option, in each case as of the date hereof.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001364.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,674.89	Filing Party:	Kool Acquisition LLC
Form or Registration No.:	Schedule TO	Date Filed:	September 12, 2012

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 11, 2012, amends and supplements the Tender Offer Statement on Schedule TO filed on September 12, 2012 (as amended and supplemented from time to time, the “Schedule TO”), relating to the offer by Offeror (as defined below) to purchase all of the outstanding shares of common stock, par value $0.01 per share (each a “Share” and collectively, the “Shares”), of KSW, Inc., a Delaware corporation (“KSW”), at a purchase price of $5.00 per Share, net to the seller in cash, without interest less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 12, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Kool Acquisition Corporation, a Delaware corporation (“Offeror”) and Kool Acquisition LLC, a Delaware limited liability company (“Parent”), on September 12, 2012, as amended by this Amendment No. 4 filed and the Solicitation/Recommendation Statement on Schedule 14D–9 filed with the SEC by KSW on September 12, 2012, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by KSW stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 7, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Offeror, KSW and, solely with respect to Section 9.12 of the Merger Agreement, The Related Companies, L.P. (“Parent Guarantor”).

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. You should read this Amendment together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On October 10, 2012, Offeror successfully completed the Offer, which expired at 12:00 midnight, New York City time, on Wednesday, October 10, 2012 (the “Expiration Date”). The depositary for the Offer has indicated that, as of the Expiration Date, approximately 3,962,679 of the outstanding Shares (excluding 14,938 Shares subject to notice of guaranteed of delivery) had been validly tendered and not properly withdrawn in the Offer, representing approximately 62.05% of the outstanding Shares on a fully diluted basis. All Shares that were validly tendered and not properly withdrawn in the Offer have been accepted for purchase and payment at the Offer Price, and all holders of these Shares will be paid promptly in accordance with the terms of the Offer.

Pursuant to the terms and conditions set forth in the Merger Agreement, Offeror intends to complete the acquisition of KSW promptly through the Merger, with KSW as the surviving corporation. Pursuant to the terms and conditions of the Merger Agreement, Offeror will exercise its top-up option to purchase from KSW a number of newly-issued shares of KSW Common Stock at a per share price equal to the Offer Price, that when added to the number of Shares owned, directly or indirectly, by Parent or Offeror at the time of such exercise, equals at least one (1) Share more than 90% of the number of shares of KSW Common Stock then outstanding (after giving effect to the issuance of Shares pursuant to the exercise of the top-up option). As a result of the Offer and following the purchase of the shares pursuant to the top-up option, Offeror will own at least 90% of the outstanding Shares, which is sufficient to enable Offeror to effect the Merger under the “short-form” merger provisions of the DGCL, without a vote or meeting of KSW’s stockholders.

Offeror expects to complete the acquisition of KSW on or about October 11, 2012 through the Merger described above. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger each Share (other than Shares directly owned by Parent or Offeror or held by KSW or any of its subsidiaries as treasury shares immediately prior to the effective time of the Merger, which will be canceled without the payment of any consideration, and Dissenting Shares) will be canceled and converted into the right to receive the Merger Consideration. After the Merger, KSW will be a direct wholly-owned subsidiary of Parent, shares of KSW Common Stock will cease to be traded on the NASDAQ Stock Market. The joint press release announcing the completion of the Offer is attached as Exhibit (a)(5)(C) to the Schedule TO and is incorporated by reference herein.”

Items 12.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit Number	Document

(a)(5)(C)	Joint Press Release issued by Parent Guarantor and KSW, dated October 11, 2012.

[Remainder of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2012	KOOL ACQUISITION CORPORATION

	By:	/s/ Richard O’Toole
	Name:	Richard O’Toole
	Title:	Executive Vice President

Dated: October 11, 2012	KOOL ACQUISITION LLC

	By:	/s/ Richard O’Toole
	Name:	Richard O’Toole
	Title:	Executive Vice President

Dated: October 11, 2012	THE RELATED COMPANIES, L.P.

	By:	/s/ Richard O’Toole
	Name:	Richard O’Toole
	Title:	Executive Vice President

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase, dated September 12, 2012.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(5)(A)	Joint Press Release, dated September 10, 2012, issued by Parent Guarantor and KSW (incorporated by reference to the Schedule TO-C filed by Offeror and Parent with the SEC on September 10, 2012).*

(a)(5)(B)	Joint Press Release issued by Parent Guarantor and KSW, dated September 12, 2012.*

(a)(5)(C)	Joint Press Release issued by Parent Guarantor and KSW, dated October 11, 2012.

(b)(1)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2012, by and among Parent, Offeror, Parent Guarantor (solely with respect to Section 9.12) and KSW (incorporated by reference to Exhibit 2.1 to KSW’s Current Report on Form 8-K, File No. 001-32865, filed with the SEC on September 10, 2012).*

(d)(2)	Tender and Support Agreement, dated as of September 7, 2012, by and among Parent, Offeror and Mr. Floyd Warkol (incorporated by reference to Exhibit 10.1 to KSW’s Current Report on Form 8-K, File No. 001-32865, filed with the SEC on September 10, 2012).*

(d)(3)	Confidentiality Agreement, dated June 22, 2012, by and between Parent Guarantor and KSW.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.